Exhibit 99.1

Press Release

SIFY to Announce Fiscal 2005 and Fourth Quarter Financial Results on Tuesday, April 19

     CHENNAI, India, Monday, April 18, 2005. Sify Limited (Nasdaq: SIFY), India’s premier Internet, network and e-Commerce services Company, announced today it will release fourth quarter and fiscal 2005 financial results on Tuesday, April 19, at 7:00 AM ET.

     Sify will also host a conference call to discuss results on Tuesday, April 19, 2005 at 09:00 AM ET. Interested parties may participate in the conference call by dialing 877-270-4101 (U.S. or Canada) or 706-634-1485 (international), 5-10 minutes prior to the initiation of the call. A replay of the conference call will be available through May 3, 2005, by dialing 800-642-1687 or 706-645-9291 and entering access code 3355469.

About Sify:

Sify is a leading Internet, network and e-Commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 73 cities in India. A significant part of the Company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 69 cities. The Company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000. For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the Company’s report on Form 20-F for the year ended March 31, 2004 and Form 6-K for the quarter ended September 30, 2004, which have been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

For further information please contact:

Mr. David Appasamy	Brandi Piacente
Investor Relations	Investor Relations
Sify Limited	The Anne McBride Co.
91-44-2254 0770 Ext. 2013	212-983-1702 x208
Email: david_appasamy@sifycorp.com	Email: bpiacente@annemcbride.com